New appointment of Chairman & CEO Date of events: 2014/01/28 Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2014/01/28

2.	Name and resume of the replaced chairman: Yen-Song Lee, Chairman and CEO of Chunghwa

Telecom, served as the President of the Company; Ph. D. degree in Information Engineering from National Chiao Tung University.

3. Name and resume of the new chairman: Rick L. Tsai, Chairman and CEO of TSMC Solar and TSMC Solid State Lighting, served as the President of New Businesses TSMC; Ph. D. degree in Material Science and Engineering Cornell University, Ithaca, NY, USA.

4. Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ) : conge

5.	Reason for the change: retirement

6.	Effective date of the new appointment: 2014/01/28

7.	Any other matters that need to be specified: None